Exhibit 99.1

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report.

A. Results of Operations

Results of Operations for the Six Months Ended June 30, 2022 and 2021

The following table summarizes the results of our operations during the six months ended June 30, 2022 with comparatives for the corresponding period ended June 30, 2021. The Company was incorporated in May 2021 and completed a merger with its predecessor company, Moxian, Inc in August 2021. The predecessor company had its financial year end of September 30 so the results for the corresponding period of six months to June 2021 have been obtained by combining the results of the first two quarters of 2021. The figures for the two periods are, therefore, not strictly comparable.

	For the Six Months Ended June 30,
	2022	2021
Revenue	$40,422	$216,979

Direct costs of revenue
	(15,377)	-

Other operating costs	(161,540)	-
Total operating costs	(176,917)	-

Loss/profit from operations	(136,495)	216,979

General and administrative expenses	(785,579)	(2,074,528)
Other income (net)	-	291,923

Loss for the period	(922,074)	(1,626,898)

Business Overview of the Digital Asset Mining Business

In the beginning of the period ended June 30, 2022, the Company began to ship the miners from China to the United States after having refurhished the miners in Shenzhen, China to ensure their resilience during transport and operability upon arrival. These miners are securely packaged and shipped by sea.

From the end of March 2022, we began progressively our bitcoin mining operations in the State of Georgia and Buffalo in the State of New York.

Our digital asset mining operations, hosted by third party providers, use specialized computers, known as miners, to generate bitcoin, a digital asset. The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as “solving a block”) which helps support the bitcoin blockchain. For every block added, the bitcoin blockchain awards a bitcoin award equal to a set number of bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a bitcoin award.

The Company works with third party hosting partners. These partners operate specialized mining data centres, where they install and operate our miners and provide IT consulting, maintenance, and repair work on-site for us.

The primary intent behind operating our mining business is the accumulation of bitcoins, which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Given bitcoins finite supply, our target is to mine as many bitcoins as quickly as possible.

During the period of six months ended June 30, 2022, we had 3,883 miners for bitcoin mining.

Unfortunately, because of the fall of the value of bitcoins during this period, our fleet remained largely offline as it was unprofitable to mine given the high electricity costs.

Our fleet of owned miners comprise the following models:

Model	Owned as of June 30, 2022
Bitmain Antminer S17	305
tmain Antminer T17+	520
Bitmain Antminer T3	70
MicroBT Whatsminer M21S	1112
MicroBT Whatsminer M20S	493
MicroBT Whatsminer M10	249
Bitmain Antminer S19 Pro	8
Innosilicon T2T	1024
Taurus	2
MicroBT Whatsminer M21S	100
Total Miners	3,883

The comparatives for the previous corresponding period relate to that of the predecessor company, Moxian Inc., which was involved in media advertising through its wholly-owned subsidiaries in the People’s Republic of China. These comparatives are not strictly comparable because both the industry and the supporting infrastructural costs are totally different. No useful analysis could be obtained by comparing the financials of the two different periods.

The Company is in a relatively sound financial base as the recurrent overheads are well within control. Once bitcoin mining resumes because of higher market prices, the Company is hopeful that its outlook will be steady.